UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2021

	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 001-09585

ABIOMED Retirement Savings Plan

(Full title of the Plan)

ABIOMED, Inc.

(Name of Issuer of the securities held pursuant to the Plan)

22 Cherry Hill Drive, Danvers, Massachusetts 01923

(Address of principal executive office)

ABIOMED RETIREMENT SAVINGS PLAN

_______

FINANCIAL STATEMENTS

AND

SUPPLEMENTAL SCHEDULE

As of December 31, 2021 and 2020 and

For the Year Ended December 31, 2021

ABIOMED RETIREMENT SAVINGS PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits as of December 31, 2021 and 2020	2
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2021	3
Notes to Financial Statements	4-8

SUPPLEMENTAL SCHEDULE
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2021	9

Signatures	10

EXHIBITS
Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Fiduciary Committee of

the ABIOMED Retirement Savings Plan and Plan Participants:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the ABIOMED Retirement Savings Plan (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020 and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Caron & Bletzer, PLLC

We have served as the Plan’s auditor since 2014

Kingston, NH

June 16, 2022

ABIOMED RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2021 and 2020

________

	2021	2020
Cash	$1,224,967	$960,789
Investments, at fair value:
Mutual funds	132,702,546	106,085,586
ABIOMED, Inc. Common Stock Fund	24,436,490	24,991,281
Common collective trust	4,334,053	4,957,744
Total investments	161,473,089	136,034,611
Receivables:
Participant notes receivable	1,236,238	1,146,250
Employer's match contributions	4,218,047	3,507,753
Other receivable	11	355,872
Total receivables	5,454,296	5,009,875
Net assets available for benefits	$168,152,352	$142,005,275

The accompanying notes are an integral part of the financial statements

ABIOMED RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2021

________

2021
Additions:
Participant contributions	$13,883,598
Rollover contributions	4,078,426
Employer contributions	4,218,047
Dividend and interest income	4,664,989
Net gain in fair value of investments	17,010,701
Total additions	43,855,761
Deductions:
Distributions to participants	17,565,090
Administrative fees	143,594
Total deductions	17,708,684
Net increase	26,147,077
Net assets available for benefits, beginning of year	142,005,275
Net assets available for benefits, end of year	$168,152,352

The accompanying notes are an integral part of the financial statements

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

________

Note 1. Plan Description

The following description of the ABIOMED Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for more detailed information.

General

The Plan is a defined contribution plan sponsored by ABIOMED, Inc. (the “Company” or “Plan Administrator”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

ABIOMED, Inc. is the Plan Administrator and has assigned responsibility for the operation and administration of the Plan to the Corporate Retirement Committee (the “Committee”) members of which are formally appointed by the Company’s Chief Executive Officer. Fidelity Management Trust Company (“Fidelity”) is the trustee and record keeper for the Plan.

Eligibility

The Plan allows substantially all U.S. Company employees, age twenty or older, to participate in the Plan. Employees become eligible to participate in the Plan beginning on the date of hire.

Participant Contributions

The Plan permits participants to defer annually up to 100% of eligible compensation provided their total annual elective deferral does not exceed Internal Revenue Code (“IRC”) limitations ($19,500 for the 2021 Plan year). The Plan allows for after-tax Roth contributions in addition to pre-tax contributions. Participants who are age 50 or older and are making deferral contributions to the plan are also eligible to make an additional catch-up contribution of up to $6,500 during the Plan year. Newly hired employees are automatically enrolled in the Plan at a pre-tax contribution rate of 3% of eligible compensation beginning with the first pay period occurring 35 days after the employee's participation date. The participant may elect to cease or change the amount of these contributions at any time. The amount of deferred compensation is treated as a salary reduction and is not subject to income tax until withdrawn from the Plan. Participants may also contribute amounts (rollover contributions) representing distributions from other qualified retirement plans.

Employer Contributions

All employer contributions are subject to certain limitations. To be a qualified participant eligible to receive employer matching or profit-sharing contributions for a plan year, an employee must be credited with at least 501 hours of service in the Plan year and be an employee on the last day of the Plan year, or retire, die, or become disabled during the Plan year.

The Company provides a matching contribution at a rate of 50% of first 6% of salary contributed by the participant during the Plan year. For employees earning under $50,000 in employment income in the Plan year, the Company will match 50% for the first $3,000 of salary contributed by a participant in the Plan year with a maximum employer contribution of $1,500 per Plan year for these employees. The Company incurred $4,218,047 in employer contributions during the year ended December 31, 2021. Additional profit-sharing contributions may be made at the discretion of the Company's Board of Directors. There were no additional profit-sharing contributions made during the year ended December 31, 2021.

Forfeitures

When certain terminations of participation in the Plan occur, the non-vested portion of a participant’s profit-sharing account represents a forfeiture, as defined by the Plan. Forfeitures may be reallocated to participants as an additional profit-sharing, used to pay Plan administrative expenses or reduce employer contributions. During the year ended December 31, 2021, $3,384 of forfeitures were used to pay administrative expenses. Total unapplied forfeitures were $906 and $2,715 at December 31, 2021 and 2020, respectively.

Unallocated Assets

The Plan holds assets in an unallocated revenue credit account which receives contributions as a result of a revenue sharing agreement with Fidelity Management Trust Company. During the year ended December 31, 2021, contributions made to the account were not material. Funds in the account are used to pay qualified plan expenses including investment management fees, trustee fees, audit fees, and legal fees. During the year ended December 31, 2021, $3,246 of funds from this account were used to pay Plan expenses. Unallocated assets were $8,164 and $10,287 at December 31, 2021 and 2020, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the participant’s allocation of the Company’s contributions, and the participant’s proportional allocation of the Plan’s earnings, including realized and unrealized gains and losses, and expenses. Participants determine the percentage in which contributions are to be invested in each fund. Participants may change their investment options as set forth in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participants vested account.

Vesting

Participants are immediately vested in 1) their contributions, including rollover contributions from another employer’s qualified retirement plan, 2) employer matching contributions, and 3) actual earnings from any of these contributions. Vesting in the Company's discretionary profit-sharing contribution portion of participant accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after six years of credited service as shown below.

Years of Service	Vested Percentage
Less than 2 years	0%
2 years but less than 3	20%
3 years but less than 4	40%
4 years but less than 5	60%
5 years but less than 6	80%
6 years or more	100%

Distribution of Benefits

On termination of service due to retirement, disability, death, or other separation of service, a participant (or designated beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or partial withdrawal as provided in the Plan document.

Participants may make an in-service withdrawal of their vested account balance at age 59 ½ or upon demonstration of a hardship as defined in the Plan document. A hardship withdrawal from a participant’s account may be permitted while a participant is still actively employed if the participant has a financial hardship for which funds are not reasonably available from other resources of the participant.

Hardship is defined in applicable regulations promulgated or to be promulgated pursuant to Section 401(k) of the Internal Revenue Code or standards established by the Secretary of the Treasury or his delegate. All hardship withdrawal requests are subject to approval of the Plan Administrator.

A withdrawal of all or a portion of any rollover contributions in the Plan, along with any pre-tax earnings on those contributions, is allowed for any reason upon request while the participant is still actively employed.

The cash balance represents cash held by the Plan to manage participant distribution payments from the ABIOMED, Inc. Common Stock Fund.

The Coronavirus Aid Relief, and Economic Security Act (“CARES Act”) was passed by the U.S. Senate on March 26, 2020. Section 2202 of the CARES Act permits eligible Plan participants to request penalty-free distributions of up to $100,000 for qualifying coronavirus-related reasons through December 31, 2020. These reasons include adverse financial consequences due to being quarantined, furloughed, laid off, having work hours reduced or being unable to work due to lack of childcare due to COVID-19.

Participant Notes Receivable

Participants may borrow from their fund accounts a maximum principal amount of $50,000 or 50% of their vested balances, whichever is less. The minimum principal amount of any loan is $1,000. Loans must be repaid over a period of no more than five years, unless used to acquire a principal residence, in which case the maximum repayment period is ten years. In general, participants are limited to one loan from their vested account balance. Participants borrowing from their vested account balances are required to sign promissory notes pledging up to half the value of their vested account balances. These notes bear interest at a fixed rate determined by the Plan Administrator based on prevailing interest rates charged by persons in the business of lending money for loans, which would be made under similar circumstances. Principal and interest is paid ratably through payroll deductions each pay period. Participant loans are accounted for separately within the participant’s account.

As of December 31, 2021 and 2020, the balance in participant loans outstanding was $1,236,238 and $1,146,250, respectively. These loans are shown as participant notes receivable in the Statements of Net Assets Available for Benefits.

COVID-19

The Plan is subject to risks and uncertainties as a result of the COVID-19 pandemic. The extent of the impact of the COVID-19 pandemic on the fair value of investments held by the Plan continues to be uncertain and difficult to predict.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). All amounts are reported in whole dollars.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. See Note 3 Fair Value Measurements for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Participant loans are valued at the unpaid principal balance plus any accrued and unpaid interest and categorized as notes receivable from participants on the Statements of Net Assets Available for Benefits. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

Expenses for participant loans are paid by the Plan by reducing balances of those participants initiating the transaction. Participant fees and advisor fees are paid by the Plan and all other expenses are paid by the Company at its discretion.

Risks and Uncertainties

The Plan provides investment options which may invest in any combination of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Market risks include macroeconomic conditions, which could impact the value of investment securities. In addition, there was a concentration in the ABIOMED, Inc. Common Stock Fund which represented 15% and 18% of the Plan’s investments at December 31, 2021 and 2020, respectively. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 3. Fair Value Measurements

FASB Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurement, establishes a three-level valuation hierarchy for disclosure of fair value measurements. The category of financial asset and financial liability within the valuation hierarchy is based upon the lowest level of input that is significant to the measurement of fair value. The three levels of the hierarchy are defined as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3 - Inputs to the valuation methodology are unobservable.

The following is a description of the valuation methodologies used by the Plan. There have been no changes in the methodologies used as of December 31, 2021 and 2020.

Mutual funds - Valued utilizing a market approach wherein Plan management uses the quoted prices in the active market for identical assets. All of the mutual funds are traded in active markets at their net asset value ("NAV") per share. There are no restrictions as to redemption of these investments nor does the Plan have any contractual obligations to further invest in any of the individual mutual funds.

ABIOMED, Inc. Common Stock Fund - Valued based on the closing price reported on the active market on which the individual securities are traded.

Common collective trust - Valued at net asset value of units of a collective trust. The net asset value, as provided by the fund manager, is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level and by investment class, within the fair value hierarchy, the Plan's assets at fair value as of December 31:

	2021
Description	Total	Level 1	Level 2	Level 3
Investments measured at fair value subject to fair value leveling:
Mutual funds	$132,702,546	$132,702,546	$—	$—
ABIOMED, Inc. Common Stock Fund	24,436,490	24,436,490	—	—
Total investments in the fair value hierarchy	$157,139,036	$157,139,036	$—	$—
Investments measured at NAV (1):
Common collective trust	4,334,053
Total investments measured at fair value	$161,473,089

	2020
Description	Total	Level 1	Level 2	Level 3
Investments measured at fair value subject to fair value leveling:
Mutual funds	$106,085,586	$106,085,586	$—	$—
ABIOMED, Inc. Common Stock Fund	24,991,281	24,991,281	—	—
Total investments in the fair value hierarchy	$131,076,867	$131,076,867	$—	$—
Investments measured at NAV (1):
Common collective trust	4,957,744
Total investments measured at fair value	$136,034,611

(1) In accordance with ASC 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

The common collective trust held by the Plan requires twelve months’ notice for a complete liquidation, however the trustee, at their discretion, may waive the twelve-month waiting period. Participant directed redemptions are allowed daily with no restrictions. There are no unfunded commitments.

Note 4. Tax Status

The Plan has adopted the pre-approved profit-sharing plan document of Fidelity. The pre-approved profit-sharing plan sponsor received a favorable opinion letter dated June 30, 2020 in which the Internal Revenue Service stated that the form of the pre-approved profit-sharing plan was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan Administrator believes that the Plan is designed and have operated in compliance with the applicable requirements of the IRC, and that the related trust is therefore tax-exempt. Accordingly, no provision for income taxes has been included in the financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 5. Parties in Interest

A party-in-interest is defined under Section 3(14) of the Employee Retirement Income Security Act (“ERISA”) to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan. Accordingly, loans to participants and the management of investments held by the trustee are considered party-in-interest transactions.

Fidelity manages a number of mutual funds available to Plan participants. Fidelity is the trustee as defined by the Plan and, therefore, transactions with any of the Fidelity Advisor mutual funds also qualify as party-in-interest transactions. The ABIOMED, Inc. Common Stock Fund is an indexed fund that values its fund units based on changes in the stock price of ABIOMED, Inc., the Plan sponsor. As of December 31, 2021 and 2020, there was $24,436,490 and $24,991,281 in the ABIOMED, Inc. Common Stock Fund in the Plan’s assets, respectively. During the year ended December 31, 2021, the ABIOMED, Inc. Common Stock Fund included in the Plan’s assets appreciated by $2,851,286. Fees paid for trustee and administrative services amounted to $143,594 for the year ended December 31, 2021.

Note 6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 7. Subsequent Events

The Company has evaluated subsequent events through the date of this filing.

ABIOMED RETIREMENT SAVINGS PLAN EIN: 04-2743260 Plan Number: 001 SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2021

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c ) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Fidelity Advisor Stable Value Portfolio Fund	Common collective trust	**	$4,334,053
*	Fidelity 500 Index	Mutual Fund	**	20,268,797
	Black Rock LP IDX 2045	Mutual Fund	**	11,847,552
	Black Rock LP IDX 2030	Mutual Fund	**	10,698,832
	Black Rock LP IDX 2040	Mutual Fund	**	12,570,789
	Black Rock LP IDX 2035	Mutual Fund	**	9,326,260
*	Fidelity Advisor Technology Fund	Mutual Fund	**	8,813,854
	JP Morgan US Equity Select Fund	Mutual Fund	**	7,780,184
	Black Rock LP IDX 2050	Mutual Fund	**	9,408,984
*	Fidelity US Bond Index	Mutual Fund	**	4,754,965
*	Fidelity Midcap Index	Mutual Fund	**	4,943,198
	Black Rock Mid-Cap Growth Equity Fund	Mutual Fund	**	5,162,817
	Allspring Special Mid Cap Value	Mutual Fund	**	141,713
	Black Rock LP IDX 2055	Mutual Fund	**	6,121,155
	Black Rock LP IDX 2025	Mutual Fund	**	3,802,355
	Black Rock LP IDX RTMT	Mutual Fund	**	3,022,602
	T Rowe Price Overseas Stock	Mutual Fund	**	2,200,843
*	Fidelity International Index	Mutual Fund	**	2,937,683
	Black Rock LP IDX 2060	Mutual Fund	**	3,012,004
	Columbia Small Cap Growth Fund	Mutual Fund	**	2,968,269
*	Fidelity Small Cap Index	Mutual Fund	**	2,345,122
	John Hancock Bond Fund Class R6	Mutual Fund	**	572,795
*	Fidelity Govt Money Market Fund	Mutual Fund	**	1,772
	Total mutual funds			$132,702,546
*	ABIOMED, Inc. Common Stock Fund	Common Stock Fund	**	$24,436,490
	Total investments on Statements of Net Assets Available for Benefits			$161,473,089
	Interest bearing cash			1,224,967
*	Participant loans	Participant Loans 5.25% to 7.50%	-0-	1,236,238
	Total			$163,934,294

	*Represents a party-in-interest to the Plan.
	**Cost omitted for participant directed investments.

SIGNATURE

The Plan pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABIOMED

RETIREMENT SAVINGS PLAN

Date: June 16, 2022	By:	/s/ TODD A. TRAPP
Todd A. Trapp
Vice President, Chief Financial Officer
(Principal Financial Officer)